Exhibit 99.1

OKYO Pharma Announces Public Offering of Ordinary Shares

London and New York, NY – September 13, 2023 – OKYO Pharma Limited (Nasdaq: OKYO) (“OKYO” or the “Company”), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat dry eye disease (“DED”), today announced that it intends to offer to sell its ordinary shares in an underwritten public offering (the “Offering”). All of the ordinary shares are to be sold by the Company. The Company expects to grant the underwriter a 30-day option to purchase up to an additional 15% of the number of ordinary shares sold in this Offering to cover over-allotments, if any. The Offering is subject to market conditions and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering.

Freedom Capital Markets is acting as the sole book-running manager for the Offering. Bancroft Capital is acting as co-manager.

OKYO intends to use the net proceeds from the Offering primarily for clinical development of the Company’s product candidates, general corporate purposes and working capital.

The Company has received indications of interest from a limited number of individual and institutional investors to purchase up to $4.0 million of our ordinary shares in a Company best efforts registered direct offering, which if concluded would price and close at or about the same time as this Offering. Any shares sold by us in the registered direct offering would be at the same price per share to the public as those sold in this Offering. The consummation of this Offering is not conditioned on the consummation of the registered direct offering, and neither is such offering contingent on this Offering, and the Company cannot provide any assurance that the proposed registered direct offering will price or close regardless of whether this Offering prices and closes.

The securities are being offered and sold pursuant to a shelf registration statement on Form F-3 (File No. 333-272516), including a base prospectus, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2023, and declared effective on June 14, 2023. The Offering is being made only by means of a prospectus supplement and the accompanying base prospectus, as may be further supplemented by any free writing prospectus and/or pricing supplement that the Company may file with the SEC. A preliminary prospectus supplement and the accompanying base prospectus describing the terms of the proposed Offering have been filed with the SEC and are available on the SEC’s website at www.sec.gov. The final prospectus supplement relating to the Offering will be filed with the SEC and will also be available on the SEC’s website. Copies of the preliminary prospectus supplement, the final prospectus supplement and the accompanying base prospectus relating to the Offering can also be obtained, when available, in writing from Freedom Capital Markets, 40 Wall Street, 58th Floor, New York, NY 10005, or via email at EquitySyndicate@freedomcapmkts.com and via telephone at (800) 786-1469.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a life sciences company, focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that concern matters that involve risks and uncertainties that could cause actual results to differ materially from those anticipated or projected in the forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the current beliefs and expectations of management and include statements regarding the proposed terms of the proposed offerings, completion, timing and size of the proposed offerings and the expected use of proceeds from the offerings. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Forward-looking statements are subject to risks and uncertainties that may cause the Company’s actual activities or results to differ materially from those indicated or implied by any forward-looking statement, including, without limitation, due to risks and uncertainties related to market conditions and the satisfaction of closing conditions related to the proposed public offering, risks disclosed in the section titled “Risk Factors” included in the preliminary prospectus supplement filed with the SEC on September 13, 2023, and risks disclosed in other documents OKYO files from time to time with the SEC. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379

Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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